UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9356

Buckeye Partners, L.P.

(Exact name of registrant as specified in its charter)

One Greenway Plaza

Suite 600

Telephone: (832) 615-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.875% Notes due February 1, 2021

4.150% Notes due July 1, 2023

4.350% Notes due October 15, 2024

3.950% Notes due December 1, 2026

4.125% Notes due December 1, 2027

6.750% Notes due August 15, 2033

5.850% Notes due November 15, 2043

5.600% Notes due October 15, 2044

6.375% Junior Notes due January 22, 2078

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.875% Notes due February 1, 2021	70
4.150% Notes due July 1, 2023	65
4.350% Notes due October 15, 2024	64
3.950% Notes due December 1, 2026	69
4.125% Notes due December 1, 2027	67
6.750% Notes due August 15, 2033	27
5.850% Notes due November 15, 2043	57
5.600% Notes due October 15, 2044	55
6.375% Junior Notes due January 22, 2078	51

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BUCKEYE PARTNERS, L.P.

	By:	Buckeye GP LLC, its General Partner
Date: February 28, 2020		/s/ Todd J. Russo
	Name:	Todd J. Russo
	Title:	Senior Vice President, General Counsel and Secretary